                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                              SCHEDULE 13D/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*


                           AEHR TEST SYSTEMS
-----------------------------------------------------------------------
                            (Name of Issuer)

                              Common Stock
-----------------------------------------------------------------------
                    (Title of Class of Securities)

                                00760J108
-----------------------------------------------------------------------
                              (CUSIP Number)

                            John M. Schneider
                          C/O Aehr Test Systems
                             400 Kato Terrace
                            Fremont, CA 94539
                              (510-623-9400)
-----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                            April 19, 2017
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D/A

CUSIP No. 00760J108
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  (1)  NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       PWA Real Estate, LLC/26-1277040
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  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  / /
       (b)  /x/
-----------------------------------------------------------------------
  (3)  SEC USE ONLY
-----------------------------------------------------------------------
  (4)  SOURCE OF FUNDS (See Instructions)

       WC
-----------------------------------------------------------------------
  (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-----------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Pennsylvania
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Number of                  (7)  SOLE VOTING POWER  145,218
Shares                     --------------------------------------------
Beneficially               (8)  SHARED VOTING POWER   0
Owned by                   --------------------------------------------
Each                       (9)  SOLE DISPOSITIVE POWER  145,218
Reporting                  --------------------------------------------
Person With                (10) SHARED DISPOSITIVE POWER   0
-----------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       145,218
-----------------------------------------------------------------------
 (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
-----------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.68%
-----------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON (See Instructions)
       OO
-----------------------------------------------------------------------

                              SCHEDULE 13D/A

CUSIP No. 00760J108
-----------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       Private Wealth Adv 401K PSP FBO John M. Schneider
-----------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  / /
       (b)  /x/
-----------------------------------------------------------------------
  (3)  SEC USE ONLY
-----------------------------------------------------------------------
  (4)  SOURCE OF FUNDS (See Instructions)

       OO
-----------------------------------------------------------------------
  (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-----------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-----------------------------------------------------------------------
Number of                  (7)  SOLE VOTING POWER  331,800
Shares                     --------------------------------------------
Beneficially               (8)  SHARED VOTING POWER   0
Owned by                   --------------------------------------------
Each                       (9)  SOLE DISPOSITIVE POWER  331,800
Reporting                  --------------------------------------------
Person With                (10) SHARED DISPOSITIVE POWER   0
-----------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       331,800
-----------------------------------------------------------------------
 (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
-----------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  1.55%
-----------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON (See Instructions)
       EP
-----------------------------------------------------------------------

                              SCHEDULE 13D/A

CUSIP No. 00760J108
-----------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       Dharma Group Insurance Co./46-4362294
-----------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  / /
       (b)  /x/
-----------------------------------------------------------------------
  (3)  SEC USE ONLY
-----------------------------------------------------------------------
  (4)  SOURCE OF FUNDS (See Instructions)

       WC
-----------------------------------------------------------------------
  (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-----------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware
-----------------------------------------------------------------------
Number of                  (7)  SOLE VOTING POWER  205,676
Shares                     --------------------------------------------
Beneficially               (8)  SHARED VOTING POWER   0
Owned by                   --------------------------------------------
Each                       (9)  SOLE DISPOSITIVE POWER  205,676
Reporting                  --------------------------------------------
Person With                (10) SHARED DISPOSITIVE POWER   0
-----------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       205,676
-----------------------------------------------------------------------
 (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
-----------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0.97%
-----------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON (See Instructions)
       OO
-----------------------------------------------------------------------

                              SCHEDULE 13D/A

CUSIP No. 00760J108
-----------------------------------------------------------------------
  (1)  NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

       John M. Schneider
-----------------------------------------------------------------------
  (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)  / /
       (b)  /x/
-----------------------------------------------------------------------
  (3)  SEC USE ONLY
-----------------------------------------------------------------------
  (4)  SOURCE OF FUNDS (See Instructions)

       PF
-----------------------------------------------------------------------
  (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /
-----------------------------------------------------------------------
  (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-----------------------------------------------------------------------
Number of                  (7)  SOLE VOTING POWER  67,413
Shares                     --------------------------------------------
Beneficially               (8)  SHARED VOTING POWER   750,107
Owned by                   --------------------------------------------
Each                       (9)  SOLE DISPOSITIVE POWER  67,413
Reporting                  --------------------------------------------
Person With                (10) SHARED DISPOSITIVE POWER  750,107
-----------------------------------------------------------------------
 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       67,413
-----------------------------------------------------------------------
 (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
-----------------------------------------------------------------------
 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
-----------------------------------------------------------------------
 (14)  TYPE OF REPORTING PERSON (See Instructions)
       IN
-----------------------------------------------------------------------

Explanatory Note

This Amendment No. 4 to the statement on Schedule 13D (the "Amendment No. 4") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 21, 2014 (the "Original
Schedule 13D"), by the reporting persons, as further amended by Amendment No. 1 filed on December 4, 2014, Amendment No. 2 filed on December 12, 2014 and Amendment No. 3 filed on February 7, 2017, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Aehr Test Systems, a California corporation (the "Issuer"). Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.

The date of event which requires filing of this Amendment was due to the issuance of additional shares of Common Stock by the Issuer in a public offering transaction on April 19, 2017 as previously reported with the SEC on a Form 8-K filed on April 19, 2017 as the shares issued in the public offering subsequently reduced the percentage of Common Stock owned by the reporting persons. As of the date hereof, the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, and the number of shares and percentage owned of Common Stock reported in this Amendment are as of the date of filing of this Amendment.

Item 5 of the Statement is hereby amended and supplemented as follows:

 Item 5.  Interest in Securities of the Issuer

       (a) The aggregate percentage of Common Stock reported to be owned by PWA Real Estate, LLC; Private Wealth Adv 401K PSP FBO John M. Schneider; and Dharma Group Insurance Co. is based upon 21,296,184 shares of Common Stock outstanding, which is the total number of shares outstanding as of this filing date.

           The aggregate percentage of Common Stock reported to be owned by John M. Schneider is based upon 21,346,484 shares of Common Stock outstanding, which is the total number of shares outstanding as of this filing date, and assumes the exercise of the 50,300 options held by Mr. Schneider which are exercisable within 60 days of this filing date.

           Mr. Schneider may be deemed to beneficially own in the aggregate 750,107 shares of Common Stock, representing approximately 3.52% of the outstanding shares of Common Stock.

       (b) As the sole member of PWARE, the sole beneficiary of the 401K Plan, and the sole owner of Dharma, John M. Schneider may be deemed the beneficial holder of the Shares held by PWARE, the 401K Plan, and Dharma which, when added together, total 750,107 Shares of which Mr. Schneider has sole voting and dispositive power.

       (c) None.

       (d) N/A.

       (e) N/A

                                SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.


Dated: April 27, 2017                    PWA Real Estate, LLC

                                         By: /S/ John M. Schneider
                                         ------------------------
                                         Name: John M. Schneider
                                         Title:  President


Dated: April 27, 2017                    Private Wealth Adv 401K PSP FBO John
                                         M. Schneider

                                         By: /S/ John M. Schneider
                                         ------------------------
                                         Name: John M. Schneider
                                         Title:  Owner


Dated: April 27, 2017                    Dharma Group Insurance Co.

                                         By: /S/ John M. Schneider
                                         ------------------------
                                         Name: John M. Schneider
                                         Title:  President


Dated: April 27, 2017                    John M. Schneider

                                         By: /S/ John M. Schneider
                                         ------------------------
                                         Name: John M. Schneider

EXHIBIT A

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: April 27, 2017                    PWA Real Estate, LLC

                                         By: /S/ John M. Schneider
                                         ------------------------
                                         Name: John M. Schneider
                                         Title:  President


Dated: April 27, 2017                    Private Wealth Adv 401K PSP FBO John
                                         M. Schneider

                                         By: /S/ John M. Schneider
                                         ------------------------
                                         Name: John M. Schneider
                                         Title:  Owner


Dated: April 27, 2017                    Dharma Group Insurance Co.

                                         By: /S/ John M. Schneider
                                         ------------------------
                                         Name: John M. Schneider
                                         Title:  President


Dated: April 27, 2017                    John M. Schneider

                                         By: /S/ John M. Schneider
                                         ------------------------
                                         Name: John M. Schneider